Mail Stop 6010

									February 17, 2006

Samuel P. Chapman
Chief Executive Officer
Berman Center, Inc.
211 East Ontario - Suite 800
Chicago, Illinois  60611


Re:  	Berman Center, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
	File No. 333-126387


Dear Mr. Chapman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Prospectus Summary - page 1

1. Please provide factual support for the claim that Dr. Berman is "a leading researcher in the field of women`s sexual health." In the alternative, delete the claim.




Risk Factors - page 6

The market for clinical sexual function products and services, packaged together for women, is at an early stage and if market demand does not develop, we may not achieve or sustain revenue growth. - page 8

2. We have considered your response to comment 18. The risk factor still does not identify what your marketing and sales efforts consist of and who carries them out. Please revise to briefly identify these activities and clarify if you have entered into marketing arrangements or if your employees conduct these activities. Provide a more detailed description of these activities in the discussion titled "Growth Strategies and Marketing" on page 34.

3. In the next to last sentence of the risk factor you now indicate that you intend to reduce the level of your expenditures on advertising and promotional activities. Please expand the disclosure to discuss the potential adverse impact of the reduced expenditures on your ability to increase market demand for your products and services.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of our stock in the public marketplace could reduce the price of our common stock. - page 17

4. Please revise this risk factor to discuss the impact of your status as a delinquent filer on the availability of Rule 144 for transactions in your securities.

Selling Security Holders - page 21

5. Please include Todd Ficeto and Florian Homm as selling securityholders in the table. The shares attributed to Mr. Ficeto should be those included in footnotes 9, 10, 11 and 12 and the shares attributed to Mr. Homm should be those included in footnotes 3, 13 and 14. Similar information should be included in the ownership table on page 53.

Business - page 26

6. We note your response to comment 28. It is still not clear whether Berman Center or Dr. Berman received the revenues from the activities discussed under "Other Corporate Relationships" on page 31 or "Research and Clinical Trials" on page 34. Also, the discussion of your publishing activities does not disclose the costs involved in hiring the writer to assist Dr. Berman, or the costs of the research activities. Please revise to provide all of the information we previously requested, quantifying the disclosure where practicable.

Executive Compensation - page 52

7. Please update the disclosure to include information for the fiscal year ended December 31, 2005.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Revenue Recognition, page F-11

8. We note your response to comment 41. Please revise the notes to the financial statements to disclose your accounting policy for advertising revenue.

General

9. We have read your response to comment 44. Please confirm to us that you will revise your Form 10SB filed on January 26, 2005 to reflect the changes to your SB-2, as applicable.




*	*	*	*	*




	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Joseph Roesler at 202-551-3628 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609, Suzanne Hayes at 202-551-3675 or me at 202-
551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director





Cc:	Jeryl A. Bowers, Esq.
	Kirkpatrick & Lockhart Nicholson Graham LLP
	10100 Santa Monica Blvd., 7th Floor
	Los Angeles, CA  90067
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Samuel P. Chapman
Berman Center, Inc.
February 17, 2006
Page 4